06005084

[illegible]MMISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 35061 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST TENNESSEE BROKERAGE, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

530 OAK COURT DRIVE, SUITE 200
(No. and Street)

MEMPHIS (City) TN (State) 38117 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL MANN (901) 818-6010
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

50 NORTH FRONT STREET (Address) MEMPHIS (City) TN (State) 38103 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 13 2006
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Paul Mann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Tennessee Brokerage, Inc., as of February 27, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Paul Mann

Signature

PRESIDENT

Title

Yvonia A. Foster

Notary Public

YVONIA A. FOSTER
NOTARY PUBLIC AT LARGE
SHELBY COUNTY, TN
My Commission Exp. 4-28-09

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [1] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- [2] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [2] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [3] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [4] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- [4] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(1) See note 8 included in Notes to Financial Statements.

(2) See note 7 included in Notes to Financial Statements.

(3) As discussed in note 7 included in Notes to Financial Statements, the Company is exempt from filing the "Computation for Determination of Reserve Requirements." As such, no reconciliation is required.

(4) Not Applicable.

KPMG

# FIRST TENNESSEE BROKERAGE, INC.

(A Wholly Owned Subsidiary of First Tennessee Bank National Association)

Annual Report on Form X-17A-5 Part III

Year Ended December 31, 2005

(With Independent Auditors' Report Thereon)

KPMG

**KPMG LLP**
Suite 900, Morgan Keegan Tower
Fifty North Front Street
Memphis, TN 38103

## Independent Auditors' Report

The Board of Directors and Shareholder
First Tennessee Brokerage, Inc.:

We have audited the accompanying statement of financial condition of First Tennessee Brokerage, Inc. (the Company, a Tennessee corporation and a wholly owned subsidiary of First Tennessee Bank National Association) as of December 31, 2005, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Tennessee Brokerage, Inc. as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 27, 2005

**FIRST TENNESSEE BROKERAGE, INC.**
(A Wholly Owned Subsidiary of First Tennessee Bank National Association)

Statement of Financial Condition

December 31, 2005

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents: | | |
| Securities purchased under agreement to resell | $ | 23,274,736 |
| Cash and other cash equivalents | | 161,186 |
| | | 23,435,922 |
| Securities owned | | 12,906,484 |
| Receivable from broker | | 1,032,890 |
| Furniture, equipment, and leasehold improvements, net | | 903,566 |
| Prepaid pension expense | | 2,255,711 |
| Prepaid expenses and other assets | | 726,385 |
| | $ | 41,260,958 |

**Liabilities and Shareholder's Equity**

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable and accrued expenses | $ | 2,019,242 |
| Due to First Tennessee Bank National Association | | 93,339 |
| | | 2,112,581 |
| Shareholder's equity: | | |
| Common stock, no par value: | | |
| Authorized, issued, and outstanding 2,000 shares | | 25,000 |
| Additional paid–in capital | | 5,000 |
| Retained earnings | | 39,118,377 |
| | | 39,148,377 |
| | $ | 41,260,958 |

See accompanying notes to financial statements.

# FIRST TENNESSEE BROKERAGE, INC.

(A Wholly Owned Subsidiary of First Tennessee Bank National Association)

Statement of Income

Year ended December 31, 2005

| | | |
|---|---|---|
| Revenues: | | |
| Brokerage commissions | $ | 23,163,854 |
| Mutual fund distribution fees | | 3,163,011 |
| Principal transactions | | 2,734,009 |
| Mutual fund commissions | | 2,018,976 |
| Interest income | | 720,778 |
| Other income | | 1,670,266 |
| | | 33,470,894 |
| Expenses: | | |
| Compensation and benefits | | 18,457,182 |
| Clearing expenses | | 1,292,530 |
| Telephone and postage | | 1,023,481 |
| Professional fees | | 736,045 |
| Depreciation and amortization | | 385,125 |
| Travel and entertainment | | 359,987 |
| Operations services | | 317,260 |
| Other commissions | | 238,760 |
| Other losses | | 200,941 |
| Other operating expenses | | 925,731 |
| | | 23,937,042 |
| Income before intercompany charge in lieu of income taxes | | 9,533,852 |
| Intercompany charge in lieu of income taxes | | 3,618,973 |
| Net income | $ | 5,914,879 |

See accompanying notes to financial statements.

**FIRST TENNESSEE BROKERAGE, INC.**
(A Wholly Owned Subsidiary of First Tennessee Bank National Association)

Statement of Changes in Shareholder's Equity

Year ended December 31, 2005

| | Common stock | | | Additional paid-in capital | Retained earnings | Total |
|---|---|---|---|---|---|---|
| | Shares | | Amount | | | |
| Balance, December 31, 2004 | 2,000 | $ | 25,000 | 5,000 | 39,203,498 | 39,233,498 |
| Dividend to parent | — | | — | — | (6,000,000) | (6,000,000) |
| Net income | — | | — | — | 5,914,879 | 5,914,879 |
| Balance, December 31, 2005 | 2,000 | $ | 25,000 | 5,000 | 39,118,377 | 39,148,377 |

See accompanying notes to financial statements.

# FIRST TENNESSEE BROKERAGE, INC.

(A Wholly Owned Subsidiary of First Tennessee Bank National Association)

Statement of Cash Flows

Year ended December 31, 2005

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 5,914,879 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation and amortization | | 385,125 |
| Deferred taxes | | 149,763 |
| Changes in: | | |
| Receivable from broker | | (265,759) |
| Prepaid expenses and other assets | | (527,575) |
| Accounts payable and accrued expenses | | 212,391 |
| Due to/from First Tennessee Bank National Association, net | | (565,466) |
| Net cash provided by operating activities | | 5,303,358 |
| Cash flows from investing activities: | | |
| Purchases of furniture, equipment, and leasehold improvements | | (554,656) |
| Puchases of agency securities | | (12,899,049) |
| Net cash used in investing activities | | (13,453,705) |
| Cash flows from financing activities: | | |
| Cash dividends paid | | (6,000,000) |
| Net cash used in financing activities | | (6,000,000) |
| Decrease in cash and cash equivalents during the year | | (14,150,347) |
| Cash and cash equivalents, beginning of year | | 37,586,269 |
| Cash and cash equivalents, end of year | $ | 23,435,922 |

See accompanying notes to financial statements.

## (1) Organization and Significant Accounting Policies

### *(a) Organization and Operations*

First Tennessee Brokerage, Inc. (the Company), a wholly owned subsidiary of First Tennessee Bank National Association (FTBNA), was formed for the purpose of providing securities brokerage services to FTBNA customers. Its ultimate parent company is First Horizon National Corporation (FHNC). The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company clears customer transactions through National Financial Services Limited Liability Corporation (NFS) and National Securities Clearing Corporation (NSCC) on a fully disclosed basis. The Company has agreed to indemnify NFS and NSCC for any losses related to the Company's customer accounts. FTBNA has guaranteed the Company's performance of its obligations to NFS and NSCC.

### *(b) Cash and Cash Equivalents*

The Company considers cash on hand and in demand accounts and highly liquid investments, including securities purchased under agreements to resell with original maturities of three months or less, to be cash equivalents. Transactions involving purchases of securities under agreements to resell are accounted for as collateralized financings except where the Company does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

The Company paid $3,741,416 in intercompany charges in lieu of income taxes during the year ended December 31, 2005.

### *(c) Securities Transactions and Revenue Recognition*

The Company provides brokerage services to customers for securities transactions including purchases and sales of equity securities, mutual funds, and fixed and variable annuities. Commission revenues and clearing expenses related to customer securities transactions for equity securities and mutual funds are recorded on a trade date basis. Commission revenues related to sales of annuities are recorded in the period when earned, upon the expiration of contractually required rescission periods.

Revenues from principal transactions represent net gains and losses realized on principal trading activity related to commercial paper and government and government agency debt securities. Such gains and losses are recorded on a trade date basis.

Securities that may be sold prior to maturity and equity securities are classified as securities available for sale and are carried at fair value. The unrealized gains and losses on securities available for sale are included in earnings.

In addition to upfront sales commissions, the Company receives certain sales fees, or distribution fees, from various mutual funds pursuant to rule 12b-1 of the Investment Company Act of 1940 to compensate the Company, as a registered distributor of the mutual funds' shares, for assisting the funds in selling and distributing the shares. These mutual fund distribution fees are recognized during the period earned.

### *(d) Furniture, Equipment, and Leasehold Improvements*

Furniture, equipment, and leasehold improvements consists of office furniture and fixtures, computer and other electronic data processing equipment and leasehold improvements. Depreciation expense for furniture, fixtures, and computer equipment is computed over estimated useful lives of three to ten years using the straight-line method. Leasehold improvements are amortized using the straight-line method over the lease periods or estimated useful lives, whichever is shorter.

### *(e) Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## (2) Securities

Due to net capital requirements, the Company holds investments in two agency securities. The market value of the securities at December 31, 2005 is $6,199,052 and $6,584,557. The securities have a par value of $6,268,000 and $6,670,000 and a coupon rate of 0% and 3.560%, respectively. The securities mature on April 4, 2006 and February 2, 2007. Other securities total $122,875 at December 31, 2005.

## (3) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements at December 31, 2005, consist of the following:

| | | |
|---|---|---|
| Furniture | $ | 1,426,462 |
| Equipment | | 161,844 |
| Leasehold improvements | | 585,108 |
| Furniture, equipment, and leasehold improvements, at cost | | 2,173,414 |
| Accumulated depreciation and amortization | | (1,269,848) |
| Furniture, equipment, and leasehold improvements, net | $ | 903,566 |



(Continued)

## (4) Income Taxes

The Company calculates its income tax provision under the terms of a tax sharing arrangement with FHNC, with whom it files a consolidated tax return. For federal income taxes, the Company provides intercompany charges or credits in lieu of income taxes equal to the income taxes which would be provided by the Company on a consolidated basis. For state income taxes, the Company provides for intercompany charges or credits in lieu of income taxes based on the Company's income before such charges or credits and the applicable state tax rate, adjusted by the apportionment factor which would be required if the Company filed on a stand-alone basis. Certain tax benefits not otherwise recognizable on a stand-alone basis may be recognized to the extent they may be utilized by the consolidated group. The 2005 intercompany charge in lieu of income taxes of $3,618,973 consists of $2,882,267 and $ 586,943 of current federal and state taxes, respectively, and $149,763 deferred taxes.

The difference between the intercompany charge and the amount that results from applying the statutory federal income tax rate of 35% to income before the intercompany charge in lieu of income taxes is principally a result of an intercompany charge for state income taxes.

Deferred income taxes are provided for the tax effect of certain temporary differences, primarily representing fixed asset depreciation, prepaid pension expense, and amortization of premium on purchased assets.

## (5) Transactions with Related Parties

FTBNA provides the Company certain accounting, administrative, audit, and legal functions at no charge. Additionally, during 2005, FTBNA provided certain financial planning and advisory services to the Company's customers at no charge. These customers are also customers of FTBNA.

The Company's cash and cash equivalents, including money market mutual funds, overnight reverse repurchase agreements (securities purchased under agreements to resell) and non-interest bearing checking accounts, are held with or managed by FTBNA and its affiliates. Interest income earned during 2005 related to these investments was approximately $450,000. In 2005, the Company paid a cash dividend in the amount of $6,000,000 to FTBNA. The Company leases office space from FTBNA, for which the Company paid approximately $77,000 during 2005, which is included in other operating expenses in the statement of income. Also during 2005, the Company paid approximately $119,000 to FTBNA for computer software and related expenses, which are included as a component of operations services on the statement of income, and paid approximately $486,000 to FTBNA for telephone and related charges, which are included as a component of telephone and postage on the statement of income.

Employees of the Company participate in certain benefit programs sponsored by FTBNA, including a defined benefit pension plan, a contributory savings plan, and a post-retirement medical plan, as well as medical and group life insurance plans. A portion of the cost of these benefit programs has been allocated to the Company based upon the number of employees, salary levels, and other relevant measures. The total allocated cost of these benefit programs was approximately $1,206,000 in 2005.

Certain employees of the Company also receive nonqualified stock options issued by FHNC. The effect of these transactions is not reflected in the Company's financial statements.

**(6) Net Capital Requirements**

The Company is subject to Uniform Net Capital Requirements pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934. Under this rule, minimum net capital may not be less than the greater of $250,000 or two percent of aggregate indebtedness computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers, as defined. At December 31, 2005, the Company's net capital, as defined was $10,947,667, which was $10,697,667 greater than its required net capital of $250,000.

**(7) Exemptive Provision Under Rule 15c3-3**

The Company clears all customer transactions through NFS and NSCC on a fully disclosed basis and does not maintain customer accounts or securities. Therefore, the Company is exempt from filing the supplemental schedules of "Information Relating to Possession or Control Requirements" and "Computation of Determination of Reserve Requirements."

**(8) Changes in Liabilities Subordinated to the Claims of General Creditors**

During the year ended December 31, 2005, there were no liabilities subordinated to the claims of general creditors.

**(9) Commitments and Contingencies**

The Company, in the ordinary course of operations, is subject to various pending or threatened legal actions. Management believes that any ultimate liability arising from existing actions will not have a material adverse effect on the financial statements of the Company.

As discussed in note 1, the Company has agreed to indemnify NFS and NSCC for any losses related to the Company's customer accounts. The total amount of any obligation under such agreements is dependent upon the magnitude of the customer trades or errors resulting in loss to these parties.

Schedule I

## FIRST TENNESSEE BROKERAGE, INC.

(A Wholly Owned Subsidiary of First Tennessee Bank National Association)

Computation of Net Capital

December 31, 2005

| | | |
|---|---|---|
| Total shareholder's equity | $ | 39,148,377 |
| Less nonallowable assets: | | |
| Reverse repurchase agreement with affiliate | | (23,274,736) |
| Other nonallowable assets | | (4,790,253) |
| Net capital, before haircut on securities | | 11,083,388 |
| Less haircut on securities | | (135,721) |
| Net capital, as defined | | 10,947,667 |
| Net capital required | | 250,000 |
| Excess net capital | $ | 10,697,667 |
| Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2005): | | |
| Net capital, as reported in Company's Part II (unaudited) FOCUS Report | $ | 10,579,990 |
| Difference due to: | | |
| Audit adjustment to record reclassification of Due from broker | | 1,032,890 |
| Adjustments to record income and other accruals at period end | | (386,812) |
| Other audit adjustments, net | | (278,401) |
| Net capital per above | $ | 10,947,667 |

Note: The above information is in agreement in all material respects with the unaudited FOCUS Report Part IIA filed by the Company as of December 31, 2005.

See accompanying independent auditors' report.

KPMG

**KPMG LLP**
Suite 900, Morgan Keegan Tower
Fifty North Front Street
Memphis, TN 38103

## Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors and Shareholder
First Tennessee Brokerage, Inc.:

In planning and performing our audit of the financial statements and supplemental computation of net capital of First Tennessee Brokerage, Inc. (the Company, a Tennessee corporation and a wholly owned subsidiary of First Tennessee Bank National Association), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3–3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2006